UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LSB Industries, Inc.

File No. 1-7677 - CF#33783

LSB Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 4, 2016 and refiled with reduced redactions as Exhibit 10.1 to a Form 10-Q filed on August 8, 2016.

Based on representations by LSB Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 to 10-Q filed May 4, 2016	through May 31, 2019
Exhibit 10.1 to 10-Q filed August 8, 2016	through May 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary